PAGE 1



                                     SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C.  20549


                                                  FORM 11-K


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1993

                                                     or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ___ to ___

                                        Commission file number 1-8022


             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                                       AMERICAN COMMERCIAL LINES, INC.
                                                 THRIFT PLAN



             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                               CSX CORPORATION
                                            A Virginia Corporation
                                IRS Employer Identification Number 62-1051971
                                            901 East Cary Street
                                          Richmond, Virginia 23219
                                               (804) 782-1400










                                                    - 1 -



             PAGE 2
                                       AMERICAN COMMERCIAL LINES, INC.
                                                 THRIFT PLAN

                                        INDEX TO FINANCIAL STATEMENTS


                                                                Page No.
                                                                --------

       Audited Financial Statements

         Report of Ernst & Young, Independent Auditors             3

         Statement of Net Assets Available for Plan Benefits
           - December 31, 1993                                     4

         Statement of Net Assets Available for Plan Benefits
           - December 31, 1992                                     5

         Statement of Changes in Net Assets Available for Plan
           Benefits - Year Ended December 31, 1993                 6

         Statement of Changes in Net Assets Available for Plan
           Benefits - Year Ended December 31, 1992                 7

         Notes to Financial Statements                             8-13


       Supplemental Schedule

         Transactions or Series of Transactions in
           Excess of 5% of the Fair Value of Plan
           Assets - Year Ended December 31, 1993                   15

       Signature                                                   16





















                                                    - 2 -



             PAGE 3




                                REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
                                ---------------------------------------------


The Administrative Committee
American Commercial Lines, Inc Thrift Plan
American Commercial Lines, Inc.
Jeffersonville, Indiana


             We have audited the accompanying statements of net assets available for plan benefits of the American Commercial Lines, Inc. Thrift Plan ("Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibi-lity is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

             Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of transactions or series of transactions in excess of 5% of the fair value of plan assets for the year ended December 31, 1993 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



                                                  /s/ ERNST & YOUNG
Richmond, Virginia                                -----------------
June 17, 1994                                     Ernst & Young

            PAGE 4

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                           (Thousands of Dollars)

                                                                DECEMBER 31, 1993
                                      ----------------------------------------------------------------------
                                          United States    CSX
                                           Government    Common     Protected                Growth
                                           Obligation     Stock      Income     Diversified  Equity
                                              Fund        Fund        Fund      Equity Fund   Fund     Total
                                          -------------  ------     ---------   -----------  ------   ------
ASSETS                                       $     -     $    -      $     -      $    -     $    -   $    -
                                             -------     ------      -------      ------     ------   ------
LIABILITIES                                        -          -            -           -          -        -
                                             -------     ------      -------      ------     ------   ------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $     -     $    -      $    -       $    -     $    -   $    -
                                             =======     ======      =======      ======     ======   ======

See Notes to Financial Statements.

            PAGE 5

                                       AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 (Thousands of Dollars)
                                                                DECEMBER 31, 1992
                                      ----------------------------------------------------------------------
                                          United States    CSX
                                           Government    Common     Protected                Growth
                                           Obligation     Stock      Income     Diversified  Equity
                                              Fund        Fund        Fund      Equity Fund   Fund     Total
                                            --------    --------    ---------   ----------  ---------  -----
ASSETS
Investments:
  United States Government obligations
    (cost--$4,684)                            $4,849     $     -      $    -       $    -      $    -     $4,849
  Commonwealth Insurance Guaranteed
    Investment Contract (cost equals market)       -           -       5,694            -           -      5,694
  Liberty National Bank Treasury Bill
    Index Account (cost equals market)           250         378          71          106         358      1,163
  CSX Corporation common stock (cost--
    $6,871)                                        -      15,355           -            -           -     15,355
  Fidelity Equity Income Fund (cost--$1,628)       -           -           -        1,798           -      1,798
  Mutual Service Fund, Inc. Qualified
    Income Fund (cost--$1,235)                     -           -           -        1,339           -      1,339
  Fidelity Magellan Fund, Inc. (cost--$1,306)      -           -           -            -       1,321      1,321
Contributions receivable, net of
  forfeitures:
  Employee                                        28          63          44           39          24        198
  Employer                                         -          44           -            -           -         44
Accrued income                                   100           1           -           59           1        161
Interfund transfers receivable (payable)          52        (109)         25           16          16          -
                                              ------     -------      ------       ------      ------    -------
                                               5,279      15,732       5,834        3,357       1,720     31,922
                                              ------     -------      ------       ------      ------    -------
LIABILITIES
  Accounts payable for assets acquired             -           -           -           59           -         59
                                              ------     -------      ------       ------      ------    -------
                                                   -           -           -           59           -         59
                                              ------     -------      ------       ------      ------    -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $5,279     $15,732      $5,834       $3,298      $1,720    $31,863
                                              ======     =======      ======       ======      ======    =======

See Notes to Financial Statements.

            PAGE 6

                                       AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 (Thousands of Dollars)
                                                              YEAR ENDED DECEMBER 31, 1993
                                           ---------------------------------------------------------------------
                                          United States    CSX
                                           Government    Common     Protected                 Growth
                                           Obligation     Stock      Income     Diversified   Equity
                                              Fund        Fund        Fund      Equity Fund    Fund        Total
                                            --------    --------    --------    -----------  --------      -----
ADDITIONS:
  Investment income:
    Dividends                               $     -      $  355      $    -      $   162      $  219      $ 736
    Interest                                    348           9         310          107           6        780
  Net Realized and Unrealized
    Appreciation/(Depreciation) of
    Investments                                 (32)      2,979           -          463         170      3,580
  Contributions:
    Employees                                   309         679         610          501         308      2,407
    Employers                                     -       1,425           -            -           -      1,425
                                            -------      ------     -------      -------      ------     ------
                                                625       5,447         920        1,233         703      8,928
DEDUCTIONS:
  Distributions to Participants                (990)     (2,299)       (850)        (463)       (190)    (4,792)

INTERFUND TRANSFERS                            (154)        (23)       (377)         284         270          -
                                            -------      ------     -------      -------      ------     ------

NET INCREASE (DECREASE) FROM
  PLAN OPERATIONS                              (519)      3,125        (307)       1,054         783      4,136

Net assets available for plan
  benefits at beginning of year               5,279      15,732       5,834        3,298       1,720     31,863
                                            -------      ------     -------      -------      ------     ------
Net Assets Available for Plan
  Benefits prior to Transfer to Tax
  Savings Thrift Plan for Employees
  of CSX Corporation and Affiliated
  Companies                                   4,760      18,857       5,527        4,352       2,503     35,999


Transfer to Tax Savings Thrift
  Plan for Employees of CSX
  Corporation and Affiliated Companies       (4,760)    (18,857)     (5,527)      (4,352)     (2,503)   (35,999)
                                            -------      ------     -------      -------      ------     ------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                           $     -      $    -     $     -      $     -      $    -     $    -
                                            =======      ======     =======      =======      ======     ======

See Notes to Financial Statements.

            PAGE 7

                                       AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 (Thousands of Dollars)
                                                              YEAR ENDED DECEMBER 31, 1992
                                           ---------------------------------------------------------------------
                                          United States    CSX
                                           Government    Common     Protected                 Growth
                                           Obligation     Stock      Income     Diversified   Equity
                                              Fund        Fund        Fund      Equity Fund    Fund       Total
                                            --------    --------    --------    -----------  --------     -----
ADDITIONS:
  Investment income:
    Dividends                                $    -      $   337      $    -       $  173      $  177     $ 687
    Interest                                    442           12         383            5           7       849
  Net Realized and Unrealized
    Appreciation/(Depreciation) of
    Investments                                 (73)       2,474           -          316        (93)     2,624
  Contributions:
    Employees                                   357          720         599          491        283      2,450
    Employers                                     -        1,430           -            -          -      1,430
  Transfers from American Commercial
    Vessel and Terminal Employee's
    Savings Plan                                  -          107         120            -          -        227
                                             ------      -------      ------       ------     ------    -------
                                                726        5,080       1,102          985        374      8,267
DEDUCTIONS:
  Distributions to Participants              (1,055)      (2,277)     (1,195)        (378)       (80)    (4,985)
  Other disbursements                           (19)         (21)         (1)           -          -        (41)
                                             ------      -------      ------       ------     ------    -------
                                             (1,074)      (2,298)     (1,196)        (378)       (80)    (5,026)

INTERFUND TRANSFERS                              (9)        (292)       (155)          83        373          -
                                             ------      -------      ------       ------     ------    -------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                  (357)       2,490        (249)         690        667      3,241

Net assets available for plan
  benefits at beginning of year               5,636       13,242       6,083        2,608      1,053     28,622
                                             ------      -------      ------       ------     ------    -------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                    $5,279      $15,732      $5,834       $3,298     $1,720    $31,863
                                             ======      =======      ======       ======     ======    =======

See Notes to Financial Statements.

             PAGE 8

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                        NOTES TO FINANCIAL STATEMENTS
                                           (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the American Commercial Lines, Inc. Thrift Plan (the "Plan") are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in insurance company contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay participant distributions. Investments in the Liberty National Bank Treasury Bill Index Account, a short-term investment vehicle, are valued at cost plus accrued income. Investments in United States Government Obligations, CSX Corporation common stock and mutual funds are valued at the last reported sales price on the last business day of the Plan year.

Certain prior-year data have been reclassified to conform to the 1993 presentation.

NOTE 2.  DESCRIPTION OF THE PLAN

On December 31, 1993, the Plan was merged into the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "CSX Plan"). On that date, the then remaining net assets of the Plan were transferred to and became the assets and liabilities of the CSX Plan. Effective December 31, 1993, all participants of the Plan became participants of the CSX Plan with beginning participant account balances in the CSX Plan equal to their participant account balances in the Plan immediately prior to the merger. All obligations of the Plan for payment of benefits to Plan members (and beneficiaries thereof) ceased and became obligations of the CSX Plan at the merger date.

With the exception of the tax treatment of participant contributions and the determination of employer matching contributions, the significant provisions of the CSX Plan are similar to those of the Plan. Participant contributions under the provisions of the CSX Plan may be made on a before or after-tax basis within the limits imposed by the Internal Revenue Code ("IRC") whereas all participant contributions to the Plan were made on an after-tax basis. In addition, while the participants of the Plan were entitled to a 75% employer matching contribution on the first 6% of participant contribution (the "matching percentage"), participants in the CSX Plan are entitled to a 50% matching percentage. In 1994, the matching percentage for CSX Plan participants employed by ACL and its subsidiaries will be 75%. In 1995 and thereafter, the matching percentage for all participants in the CSX Plan will be 50%.

A complete description of the provisions of the Plan and the CSX Plan, including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Descriptions and Plan Documents. Copies of these documents are available from the CSX Corporation Benefits Office. The following summary of the Plan should be read in conjunction with the aforementioned documents.
                                                    - 8 -



             PAGE 9

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                  NOTES TO FINANCIAL STATEMENTS--Continued
                                           (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is limited to certain salary paid employees of American Commercial Lines, Inc. and affiliated companies ("ACL", the "Company", or the "Employer"), a wholly-owned subsidiary of CSX Corporation ("CSX"). The total number of participants in the Plan as of December 31, 1993 and 1992 were 945 and 919, respectively.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the United States Government Obligation Fund, consisting primarily of obligations issued or guaranteed by the United States of America or its agencies, (2) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock, (3) the Protected Income Fund, consisting primarily of a guaranteed investment contract issued by Commonwealth Life Insurance Company, (4) the Diversified Equity Fund, consisting primarily of investments in the Fidelity Equity Income Fund and Mutual Service Fund, Inc. Qualified Income Fund, and (5) the Growth Equity Fund consisting primarily of investments in the Fidelity Magellan Fund, an aggressive common stock growth fund. Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Employer contributions are made in the form of cash deposits to the CSX Common Stock Fund.

Participant Contribution: Participants in the Plan are allowed to contribute from 1% to 15% of their annual compensation in 1% multiples to the Plan. All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the five investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer Contributions: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions up to a maximum of 6% of the participants salary.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) Completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully




                                                    - 9 -



             PAGE 10

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                  NOTES TO FINANCIAL STATEMENTS--Continued
                                           (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:

                 Years of Service                          Vested Percentage
                 ----------------                          -----------------
                 Less than 2 years                                  0%
                 2 years but less than 3                           25%
                 3 years but less than 4                           50%
                 4 years but less than 5                           75%
                 5 years or more                                  100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment; however, if an employee reactivates participation in the plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1993 or 1992. Forfeitures in the amounts of $62 and $89 were used to offset Employer's contributions for the years ended December 31, 1993 and 1992, respectively. Related amounts of contributions receivable from the Employer at December 31, 1992 were reduced by unapplied forfeitures in the amount of $79.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

United States Government Obligation Fund: Substantially all of the assets held in the United Stated Government Obligation Fund are invested in U.S. Treasury Notes and Government National Mortgage Association Notes.






                                                   - 10 -



             PAGE 11

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                  NOTES TO FINANCIAL STATEMENTS--Continued
                                           (Thousands of Dollars)


NOTE 3. INVESTMENTS, Continued

CSX Stock Fund: Substantially all of the assets held in this fund are invested in CSX common stock.

Protected Income Fund: Substantially all of the assets held in this fund are invested in a guaranteed investment contract issued by Commonwealth Life Insurance Company.

Diversified Equity Fund: Substantially all of the assets held in the Diversified Equity Fund are invested in either the Fidelity Equity Income Fund, a mutual fund managed by Fidelity Management and Research Company, or the Mutual Service Fund, Inc. Qualified Income Fund, a mutual fund managed by Mutual Shares, Inc.

Growth Equity Fund: Substantially all of the assets held in the Growth Equity Fund are invested in the Fidelity Magellan Fund, an aggressive growth fund managed by Fidelity Management and Research Company.

NOTE 4.  FEDERAL INCOME TAXES

The Plan qualifies under Section 401(a) of the IRC and is therefore exempt from taxation under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity within the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Participants are not taxed on contributions by the Employer or on investment earnings on Employer or participant contributions until such amounts are withdrawn. Amounts contributed to the Plan by participants have been made subject to federal income taxation prior to such contributions and are not subject to federal income taxation when withdrawn. In general, funds removed from the Plan in excess of employee contributions are taxable income to the participants.

A 10% additional income tax is imposed on the taxable income of withdrawals prior to age 59 1/2 unless certain exceptions are met, the most relevant of which are withdrawals made on account of the employee's death, disability, or for deductible medical expenses. Where withdrawals include securities, any unrealized gain on those securities, which is attributable to the employee's contributions for a separating employee, will normally not be taxable until a taxable disposition thereof is made.








                                                   - 11 -



             PAGE 12

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                  NOTES TO FINANCIAL STATEMENTS-- Continued
                                           (Thousands of Dollars)


NOTE 5.  RELATED PARTY TRANSACTIONS

Fees for administration, investment advice and other services are principally paid by the Employers. The Plan is not charged for administrative services performed on its behalf by the Employers. The Employers paid approximately $10 and $61, respectively, to the Trustee and to the Plan Administrator during 1993 and $13 and $64, respectively, to the Trustee and to the Plan Administrator during 1992 for administrative expenses of the Plan.

During the years ended December 31, 1993 and 1992, the Plan received $355 and $337, respectively, representing cash dividends from CSX Corporation common stock.

The trustee routinely invests Plan assets in the Liberty National Bank Treasury Bill Index Account. For the year ended December 31, 1993, transactions involving this account included 265 purchases with a total cost of $7,501 and 61 sales with a fair value and cost of $7,789. During the year ended December 31, 1992 transactions involving this account included 231 purchases with a total cost of $7,289 and 65 sales with a fair value and cost of $6,830.

NOTE 6.  TRANSFERS TO THE PLAN

During 1992, certain employees participating in the American Commercial Vessel and Terminal Employees' Savings Plan were transferred from an hourly-paid status to salaried status, thus allowing them to participate in the American Commercial Lines, Inc. Thrift Plan. Participant account balances in the amount of $227 were transferred to the Plan and are included in other receipts in the 1992 Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 7.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for amounts allocated to the accounts of participants who have withdrawn from the Plan. This requirement conflicts with generally accepted accounting principles and the presentation of such amounts in the financial statements where they remain Net Assets Available for Plan Benefits until paid.













                                                   - 12 -



             PAGE 13

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                  NOTES TO FINANCIAL STATEMENTS--Continued
                                           (Thousands of Dollars)


NOTE 7.  COMPARISON TO FORM 5500, Continued

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                              December 31
                                                           1993         1992
                                                           -----------------
             Net assets available
               for plan benefits per
               the financial statements                    $    -    $31,863

             Amounts allocated to
               withdrawn participants                           -       (914)
                                                           ------    -------

             Net assets available
               for plan benefits,
               per the Form 5500                           $    -    $30,949
                                                           ======    =======

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                   Year Ended
                                                              December 31, 1993
                                                              -----------------

             Distributions to Participants
               per the financial statements                          $4,792

             Add:  Amounts allocated to
               withdrawn participants at
               December 31, 1993                                          -

             Less:  Amounts allocated to
               withdrawn participants at
               December 31, 1992                                       (914)
                                                              -----------------

             Distributions to Participants
               per the Form 5500                                     $3,878
                                                              =================







                                                   - 13 -



             PAGE 14

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                                           (Thousands of Dollars)

















                                            SUPPLEMENTAL SCHEDULE



































                                                   - 14 -



            PAGE 15

                                 AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN
                             TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF
                                     5% OF THE FAIR VALUE OF PLAN ASSETS
                                        YEAR ENDED DECEMBER 31, 1993
                                           (Dollars in Thousands)


Line 30(d)--Form 5500                                             SCHEDULE I


                            Purchases                  Sales
                          ------------  -----------------------------------
                                                   Value of     Cost   Net
                                                Assets Sold on   of    Gain
Description of Asset      Number  Cost  Number Transaction Date Asset (Loss)
- - --------------------      ------  ----  ------ ---------------- ----- ------
Category (i) - individual transactions in excess of 5% of Plan assets
- - ---------------------------------------------------------------------

Fidelity Equity Income Fund                  1      $2,368      $1,881  $487

Mutual Service Qualified
  Income Fund                                1       1,667       1,417   250

Fidelity Magellan Fund                       1       2,425       2,243   182

Category (iii) - series of transactions in excess of 5% of plan assets
- - ----------------------------------------------------------------------

Liberty National Bank
  Treasury Bill Index
  Account                  265    $7,501    61      $7,789      $7,789  $---

U.S. Government
  Treasury Notes
  dated 2/1/93, 5.625%,
  mature 1/31/98             3     1,014     1       1,023       1,014     9

CSX Corporation Common Stock 4       949     5       1,467         607   860

Fidelity Equity Income Fund  5       254     1       2,368       1,881   487

Mutual Service Qualified
  Income Fund               10       344     1       1,667       1,417   250

Fidelity Magellan Fund      10       984     4       2,475       2,289   186


There were no category (ii), or (iv) reportable transactions during the year ended December 31, 1993.





                                                   - 15 -



             PAGE 16


                                                  SIGNATURE
                                                  ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               AMERICAN COMMERCIAL LINES, INC. THRIFT PLAN

                          By:  /s/ GREGORY R. WEBER
                               -------------------------------------------
                               Gregory R. Weber
                               (Attorney-in-Fact)



Date:  June 29, 1994



































                                                   - 16 -